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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                            Prime Group Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74158J103
                     --------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [_]   Rule 13d-1(b)
              [X]   Rule 13d-1(c)
              [_]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------                         -----------------------------
 CUSIP No.  74158J103                  13G               Page 2 of 5 Pages
--------------------------                         -----------------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Security Capital Preferred Growth Incorporated
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Maryland
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                     5.   SOLE VOTING POWER

                              2,363,995 Common Shares
   NUMBER OF       -------------------------------------------------------------
    SHARES           6.   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                   -0- Common Shares
     EACH          -------------------------------------------------------------
  REPORTING          7.   SOLE DISPOSITIVE POWER
    PERSON
     WITH                     2,363,995 Common Shares
                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                              -0- Common Shares
--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,363,995 Common Shares
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 13.09% of the Common Stock
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                 CO
--------------------------------------------------------------------------------

                                *SEE INSTRUCTIONS

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Item 1  (a).  Name of Issuer:

              Prime Group Realty Trust

        (b).  Address of Issuer's Principal Executive Offices:

              77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601

Item 2  (a).  Name of Person Filing:

              Security Capital Preferred Growth Incorporated, a corporation organized and existing under the laws of Maryland ("SC-PG").

        (b).  Address of Principal Business Office or, if None, Residence:

              11 South LaSalle Street, 2nd Floor, Chicago, Illinois 60603

        (c).  Citizenship:

              Maryland

        (d).  Title of Class of Securities:

              Common Shares of Beneficial Interest, $.01 par value per share

        (e).  CUSIP Number:

              74158J103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              (a)  [_]  Broker or dealer registered under Section 15 of the
                        Exchange Act;
              (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act;
              (c)  [_]  Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act;
              (d)  [_]  Investment company registered under Section 8 of the
                        Investment Company Act;
              (e)  [_]  An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);
              (f)  [_]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
              (g)  [_]  An parent holding company or control person in
                        accordance with Rule 13d-1(b)(1)(ii)(G);
              (h)  [_]  A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;
              (i)  [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
              (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.       Ownership.

        (a).  Amount Beneficially Owned:

              SC-PG beneficially owns 2,363,995 Common Shares, consisting of the number of shares that SC-PG has the right to acquire upon the exchange of the Exchangeable Promissory Note issued by Prime Group Realty, L.P. in the amount of $37,279,909, dated as of July 16, 2002 (equivalent to 1,863,995 Common Shares), and upon exercise of the Series A-1 Share Purchase Warrant, dated as of July 16, 2002 (equivalent to 500,000 Common Shares).

        (b).  Percent of Class:

              13.09% of the Common Stock determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

        (c).  Number of shares as to which such person has:

              (i).    Sole power to vote or to direct the vote:

                      SC-PG has the sole power to vote or direct the vote of 2,363,995 Common Shares.

              (ii).   Shared power to vote or to direct the vote:

                      None.

              (iii).  Sole power to dispose or to direct the disposition of:

                      SC-PG has the sole power to dispose or to direct the disposition of 2,363,995 Common Shares.

              (iv).   Shared power to dispose or to direct the disposition of:

                      None.

Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of a Group.

              Not applicable.

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Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003.

                                  SECURITY CAPITAL PREFERRED GROWTH INCORPORATED



                                  By:     /s/ Jeffrey C. Nellessen
                                          --------------------------------------
                                  Name:   Jeffrey C. Nellessen
                                  Title:  Treasurer